                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                                 SCHEDULE 13G


                                 SCHEDULE 13G
                                (Rule 13d-102)


INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1(b), (c)
           AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(b)
                             (AMENDMENT NO. 1)/1/


                           THE INTERCEPT GROUP, INC.
                           -------------------------
                               (Name of Issuer)

                     Common Stock, no par value per share
                     ------------------------------------
                        (Title of Class of Securities)

                                   45845L107
                                   ---------
                                (CUSIP Number)

                               December 31, 1999
                               -----------------
            (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     [_] Rule 13d-1(b)

     [_] Rule 13d-1(c)

     [X] Rule 13d-1(d)


     /1/ The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange
Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
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-----------------------------                          -------------------------
  CUSIP NO. 45845L107                13G/A                 Page 2 of 5 Pages
-----------------------------                          -------------------------

------------------------------------------------------------------------------

      NAMES OF REPORTING PERSONS.
 1.   I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

      Michael D. Sulpy

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2.                                                             (a) [_]
                                                                (b) [_]

------------------------------------------------------------------------------
      SEC USE ONLY
 3.


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4.
      U.S. Citizen

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     5.
     NUMBER OF            464,047

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6.
                          0
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     7.
    REPORTING             464,047

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          8
                          0
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9.
      464,047
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
10.
                                                                    [_]

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
11.
      4.6%

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
12.
      IN

------------------------------------------------------------------------------
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Item 1(a).     Name of Issuer:

               The InterCept Group, Inc.

Item 1(b).     Address of Issuer's Principal Executive Offices:

               3150 Holcomb Bridge Road, Suite 200
               Norcross, GA 30071

Item 2(a).     Name of Person Filing:

               Michael D. Sulpy

Item 2(b).     Address of Principal Business Office or, if None, Residence:

               3150 Holcomb Bridge Road, Suite 200
               Norcross, GA 30071

Item 2(c).     Citizenship:

               United States of America

Item 2(d).     Title of Class of Securities:

               Common Stock

Item 2(e).     CUSIP Number:

               45845L107

Item 3. If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

               Not applicable.

Item 4.        Ownership.

               (a)  Amount Beneficially Owned:

                    464,047
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               (b)  Percent of Class:

                    4.6%

               (c)  Number of Shares as to which the person has:

                    (i)   sole power to vote or to direct the vote

                          464,047

                    (ii)  shared power to vote or to direct the vote

                          0

                    (iii) sole power to dispose or to direct the disposition of

                          464,047

                    (iv) shared power to dispose or to direct the disposition of

                          0

Item 5.        Ownership of Five Percent or Less of a Class.

               If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following:

               [X]

Item 6.        Ownership of More Than Five Percent on Behalf of Another Person.

               Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

               Not applicable.

Item 8.        Identification and Classification of Members of the Group.

               Not applicable.
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Item 9.        Notice of Dissolution of Group.

               Not applicable.

Item 10.       Certifications.

               Not applicable.

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                                   Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                              February 8, 2000
                                              ----------------------------------
                                              (Date)

                                              /s/ Michael D. Sulpy
                                              ----------------------------------
                                              Michael D. Sulpy
                                              Executive Vice President Network
                                                  Communications
                                              The InterCept Group, Inc.